Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

January 16, 2024

EVERSOURCE ENERGY

Pricing Term Sheet
Issuer:	Eversource Energy
Security:	$650,000,000 5.50% Senior Notes, Series EE, Due 2034
Principal Amount:	$650,000,000
Maturity Date:	January 1, 2034
Coupon:	5.50%
Benchmark Treasury:	4.500% due November 15, 2033
Benchmark Treasury Price / Yield:	103-14 / 4.071%
Spread to Benchmark Treasury:	150 basis points
Yield to Maturity:	5.571%
Price to Public:	99.467% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2024
Optional Redemption Provisions:	Make-whole call at any time prior to October 1, 2033 (three months prior to the Maturity Date) at a discount rate of Treasury plus 25 basis points and on or after such date at par
Trade Date:	January 16, 2024
Settlement Date*:	January 19, 2024 (T+3)
CUSIP / ISIN:	30040W AX6 / US30040WAX65
Expected Ratings**:	Baa2 (Moody’s); BBB+ (S&P); BBB (Fitch)
Joint Book-Running Managers:	BofA Securities, Inc.
BNY Mellon Capital Markets, LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on January 19, 2024) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; BNY Mellon Capital Markets, LLC; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; Mizuho Securities USA LLC toll-free at (866) 271-7403; TD Securities (USA) LLC toll-free at (855) 495-9846; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.